UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5) *
LODGENET INTERACTIVE CORPORATION

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
540211109

(CUSIP Number)
Alex R. Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100,
Little Rock, AR 72211
with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5587

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 6, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	540211109

1	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,860,410

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,860,410

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,860,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		1,860,410

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,860,410

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,860,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Alex R. Lieblong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,860,410

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,860,410

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,860,410

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1. Security and Issuer.
     This Amendment No. 5 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend the Schedule 13D relating to the common stock of the issuer filed May 8, 2009 by such persons with the Commission, as amended and/or supplemented by Amendment No. 1 thereto filed February 25, 2009, Amendment No. 2 thereto filed March 19, 2009, Amendment No. 3 thereto filed March 30, 2009 and Amendment No. 4 thereto filed October 31, 2008 (as amended, the “Schedule 13D”). This Amendment No. 5 is filed to disclose a decrease in the percentage of the common stock that may be deemed to be beneficially owned by the reporting persons, and to disclose that Michael J. Grondahl is no longer employed by Key Colony Fund, L.P. and is no longer a reporting person for purposes of the Schedule 13D. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
     Item 2(a), (b) and (c) are amended and restated in their entirety as follows:
     (a), (b) and (c) This statement is jointly filed by and on behalf of each of Key Colony Fund, L.P., Key Colony Management, LLC and Alex R. Lieblong (the “Reporting Persons”).
     Key Colony Fund, L.P. is a limited partnership organized under the laws of the State of Delaware and its principal business is investments. The principal business of Key Colony Fund, L.P. is investments. Key Colony Management, LLC is a limited liability company organized under the laws of the State of Arkansas. Its principal business is to serve as the general partner of Key Colony Fund, L.P. and it may be deemed to beneficially own securities owned by Key Colony Fund, L.P. Mr. Lieblong is the president and managing member of Key Colony Management, LLC, and his present principal occupation is investments. Mr. Lieblong may be deemed to beneficially own securities owned by each of Key Colony Fund, L.P. and Key Colony Management, LLC. The business address of each of the Reporting Persons is 10825 Financial Centre Parkway, Suite 100, Little Rock, AR 72211. Mr. Lieblong is a United States citizen.
     The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Act”) or otherwise, the beneficial owner of any Common Stock covered by this statement.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended to add the following:
     The source of funds used for the purchases of the additional shares of Common Stock purchased since Amendment No. 4 and held by Key Colony Fund, L.P. was the available working capital funds of Key Colony Fund, L.P. The aggregate funds used by Key Colony Fund, L.P. to make these purchases was $521,154.10, including commissions.
     Item 3 is amended to delete the following:
     The source of funds used for the purchase of the 1,000 shares of Common Stock held by Mr. Grondahl was personal funds of Mr. Grondahl. The aggregate funds used by Mr. Grondahl to make these purchases was $6,350.00, including commissions.
Item 5. Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) are amended and restated in their entirety as follows:
     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons collectively own an aggregate of 1,860,410 shares of Common Stock. All shares of Common Stock reported on this Schedule 13D were purchased by Key Colony Fund, L.P.
     (b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
     All percentages set forth in this statement are based on 23,059,164 shares of Common Stock reported in Exhibit 99.1 of the Issuer’s Current Report on Form 10-8 filed on July 28, 2009.
     (c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last 60 days consist of the following transactions:
     Transactions effected by Key Colony Fund, L.P.:

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share		of Transaction
May 7, 2009	8,000	0	4.4000	[1]	Open market purchase
May 13, 2009	100	0	4.4000	[1]	Open market purchase
May 14, 2009	3,000	0	4.8700	[1]	Open market purchase
May 29, 2009	3,000	0	5.8285	[2]	Open market purchase
June 5, 2009	69,477	0	5.6636	[2]	Open market purchase
June 15, 2009	6,000	0	4.7465	[1]	Open market purchase
June 16, 2009	3,000	0	4.1500	[1]	Open market purchase
June 19, 2009	1,500	0	4.5799	[2]	Open market purchase
June 23, 2009	0	32,000	3.5367	[1]	Open market sale
June 24, 2009	0	24,500	3.5111	[1]	Open market sale
June 25, 2009	0	3,000	3.2702	[1]	Open market sale
June 25, 2009	3,000	0	3.1495	[1]	Open market purchase
June 26, 2009	0	38,000	3.4706	[2]	Open market sale

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share		of Transaction
July 27, 2009	0	1,092	4.2400	[1]	Open market sale
July 28, 2009	0	3,000	4.4730	[2]	Open market sale
July 29, 2009	0	10,000	4.3193	[2]	Open market sale
July 30, 2009	0	3,000	4.4142	[1]	Open market sale
July 31, 2009	0	2,000	4.5500	[1]	Open market sale
August 3, 2009	0	6,600	5.0708	[2]	Open market sale
August 4, 2009	0	33,900	5.1586	[2]	Open market sale
August 5, 2009	0	69,000	5.4270	[2]	Open market sale
August 6, 2009	0	24,000	5.5895	[2]	Open market sale
August 7, 2009	0	40,090	5.7827	[2]	Open market sale
August 10, 2009	0	60,000	6.0742	[2]	Open market sale

1.	Price listed excludes commissions of $0.02 per share.

2.	Price listed excludes commission of $0.03 per share.
Transactions effected by Mr. Lieblong:

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share		of Transaction
June 5, 2009	0	66,477	5.6585	[1]	Open market sale
July 29, 2009	0	1,000	4.3120	[1]	Open market sale
July 29, 2009	0	927	4.3400	[1]	Open market sale
July 29, 2009	0	700	4.3100	[1]	Open market sale
July 29, 2009	0	300	4.3200	[1]	Open market sale
July 29, 2009	0	200	4.3000	[1]	Open market sale
July 29, 2009	0	100	4.3150	[1]	Open market sale
July 30, 2009	0	9,000	4.4205	[1]	Open market sale
July 31, 2009	0	8,430	4.5681	[1]	Open market sale

1.	Price listed excludes commissions of $0.03 per share.
     Item 5(e) is amended as follows:
     (e) As of May 15, 2009, Michael J. Grondahl is no longer employed by Key Colony Fund, L.P. Mr. Grondahl is not deemed to have beneficial ownership over the shares reported in this Schedule 13D.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2009	KEY COLONY FUND, L.P. By: Key Colony Management, LLC Title: General Partner
	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC
	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

ALEX R. LIEBLONG
	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement